                                                   File No. 30-33









                SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.









                            FORM U-5-S



                          ANNUAL REPORT

               FOR THE YEAR ENDED DECEMBER 31, 1996



                      Filed pursuant to the
          Public Utility Holding Company Act of 1935 by



      LOGO          NEW ENGLAND ELECTRIC SYSTEM



       25 Research Drive, Westborough, Massachusetts  01582

Item 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 1996 (1)
                                                                  Value Per
                                                                  Books of
                                                   Percent of     Issuer and
                                   Number of       Voting Power   Carrying
Name of Company                    Common Shares   (100% unless   Value
(and abbreviation used herein)     Owned           Specified)     to Owner
------------------------------     -------------   ------------   ---------
                                                                   (000's)
New England Electric System
   (Voluntary Association) (NEES)                      None
Granite State Electric Company
   (Granite)                                60,400                   $   19,685
Granite State Energy, Inc.
   (Granite State Energy) (2)                1,000                         (155)
       Unsecured Debt                            -                          355
Massachusetts Electric
   Company (Mass Electric)               2,398,111                      427,165
Nantucket Electric Company
   (Nantucket) (3)                               1                        4,166
The Narragansett Electric
   Company (Narragansett)                1,132,487                      256,602
Narragansett Energy Resources
   Company (NERC)                               25                          988
       Unsecured Debt                            -                          750
NEES Energy, Inc. (NEES Energy) (4)          1,000                       (1,508)
       Unsecured Debt                            -                        4,505
New England Electric Resources,
   Inc. (NEERI)                              1,000                       (5,320)
       Unsecured Debt                            -                        8,449
New England Hydro-Transmission
   Electric Company, Inc. (NEHTEC)       2,017,352     53.97             28,554
New England Hydro-Transmission
   Corporation (NEHTC)                       9,935     53.97             18,549
New England Electric Transmission
   Corporation (NEET)                          120                        3,244
New England Energy
   Incorporated (NEEI) (5)                   2,500                      (24,457)
       Unsecured debt                            -                       20,997
New England Power Service Company (NEPSCO)       3                       18,189
New England Power Company (NEP)          6,449,896     98.85            906,064
                                                                     ----------
                                                                     $1,686,822
                                                                     ==========
New England Hydro Finance Company
   (NEHFC) (6)                                 504     53.97         $        5
NERC
   Ocean State Power (7)                         -     35.69         $   19,777
   Ocean State Power II (7)                      -     35.69         $   15,386
NEES Energy
   AllEnergy Marketing Company, LLC
       (AllEnergy) (8)                           -     50            $    1,716
NEERI
   NEERI International (9)                       2                   $        0
NEP
   Connecticut Yankee Atomic
       Power Company                        52,500     15            $   15,914
   Maine Yankee Atomic
       Power Company                       100,000     20            $   14,460
   Vermont Yankee Nuclear Power
       Corporation                          80,002     20            $   10,627
   Yankee Atomic Electric
       Company                              46,020     30            $    6,901
NEES Communications, Inc. (NEESCom) (10)
New England Wholesale Electric Company (11)*

--------------------
        *Inactive.

  (1) Attached as Exhibit E.1. hereto is a schedule showing investments during the year ended December 31, 1996 in the NEES Money Pool, through which certain System companies lend to or borrow from other System companies (Commission File Nos. 70-8261, 70-8453, 70-8679, and 70-8901).

  (2) Granite State Energy, a New Hampshire Corporation, was formed on April 22, 1996 as a wholly-owned nonutility subsidiary of NEES which provides a range of energy and related services, including but not limited to sales of electric energy, audits, power quality, fuel supply, repair, maintenance, construction, design, engineering, and consulting.

  (3) Nantucket was incorporated on April 12, 1905 under the laws of Massachusetts, and was acquired by NEES on March 26, 1996. Nantucket provides electric service at retail to approximately 8,300 customers. Its service territory is limited to the Island and Town of Nantucket.

  (4) NEES Energy, a Massachusetts Corporation, was formed on June 14, 1996 as a wholly-owned nonutility marketing subsidiary of NEES.

  (5) Samedan/NEEI Exploration Company is a partnership engaged in oil and gas exploration and development. NEEI owns a 50% interest in the partnership and had invested $730,221,570 in the partnership as of December 31, 1996.

  (6) NEHFC has two shareholders, NEHTEC and NEHTC, which each have a 50% interest. The tabulation shown above reflects NEES' indirect ownership in NEHFC.

  (7) Both Ocean State Power and Ocean State Power II are general partnerships; NERC owns a 20% equity interest in each.

  (8) AllEnergy, a Massachusetts Limited Liability Corporation, was formed on September 18, 1996. NEES Energy owns a 50% interest in ALLEnergy, an energy marketing joint venture between NEES Energy and a wholly-owned subsidiary of Eastern Enterprises, a regional gas holding company.

  (9) NEERI International was formed on July 19, 1996 under the laws of the Cayman Islands as a wholly-owned nonutility subsidiary of NEERI which will serve as a holding company for NEERI's capitalized international projects.

  (10) NEESCom is a wholly-owned, nonutility subsidiary of NEES which provides telecommunications and information-related products and services, and was formed under the laws of Massachusetts on August 2, 1996. NEESCom was not yet capitalized as of December 31, 1996.

  (11) Incorporated in 1972; not yet capitalized.


Item 2.  ACQUISITION OR SALES OF UTILITY ASSETS

  (None to be reported.)


Item 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

  (None to be reported.)

Item 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES
                                   Calendar Year 1996
                                      ------------------
                 Name of Company
                 Acquiring,
                 Redeeming           Number of Shares
                 or Retiring        or Principal Amount                Commission
                 Securities          ------------------------               Authorization
                                  (Issuer unless                       Redeemed or         (Release No.
 Name of Issuer                   otherwise noted)    Acquired         Retired (1)   Consideration    or Other)
 --------------  ---------------- --------   -------------            -------------  --------------
GRANITE
 Unsecured Note                                        $1,000,000   $1,000,000   23595, 24272 & (B)

GRANITE STATE ENERGY
 Sub. Promissory Note                       NEES         $355,000        $355,000     26520


NEHFC
 Secured Notes                                        $11,520,000  $11,520,000   25304 & (B)

NEEI
 Sub. Promissory Note                       NEES       $4,771,136                $4,771,136     (A)
 Sub. Promissory Note                                               $4,000,000   $4,000,000     (A)

NEES ENERGY
 Sub. Promissory Note                       NEES       $4,505,000      $4,505,000     26520 & 26633

NEET
 Common Stock                                    20 shares            $548,934   24162
 Secured Note                                          $4,624,000   $4,624,000   24162

NEP
 Bonds                                                $57,850,000  $58,447,000   (B)
 Preferred Stock                                      $20,850,000  $19,531,770   (B)

NARRAGANSETT
 Bonds                                                 $2,000,000   $2,260,000   (B)

NEERI
 Sub. Promissory Note                      NEES        $5,050,000                         $ 5,050,000     (C)

NERC
 Sub. Promissory Note     NEES          $1,085,000                  $1,085,000   (D)
 Sub. Promissory Note                                               $1,000,000             $1,000,000     (D)

--------------------
(1)    Securities were extinguished.
(A)    SEC Release No. 24847 and Rule 45(b)(3).
(B) Rule 42.
(C) SEC Release No. 25261, 26017, 26057, 26235, 26277, & 26291
(D) SEC Release No. 24960, 24727, 25313, & 26397

Item 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

   As of December 31, 1996.

                                               Number of
                                               Shares or             General
                                               Principal    Percent  Nature     Carrying
                                               Amount       Voting   of Issuer's     Value
Name of Owner Name of Issuer   Security Owned                 Owned  Power      Business  to Owner
------------- --------------   --------------                 ---------         -------   -----------    -----------
                                                                                (in
thous.)
    NEES      UNITIL Corporation             Capital Stock    34,400 shs.         0.8       Public          $303
                               no par value                            Utility

   Three      Two business     Stocks                                              $ 74
Subsidiaries  development
    (A)       corporations

--------------------

(A)    Mass. Electric, Narragansett, and NEP.

Item 6.  OFFICERS AND DIRECTORS
   Part I.  As of December 31, 1996.
   (Note A)
                                            Mass
                              NEES  Granite Elec  Narra      NEEI  NEERI NEET  NEP   NEPSCO       NEHTC     NEHTEC    NERC NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    ---- -----
Andrew H. Aitken                                                         VP    VP s
---------------------------------------------------------------------------------------------------------------------------------
John Amoroso
 245 S. Main Street, Hopedale, MA                 VP s
---------------------------------------------------------------------------------------------------------------------------------
Cynthia A. Arcate
 9 Lowell Road, Salem, NH           VP s
---------------------------------------------------------------------------------------------------------------------------------
Lawrence E. Bailey                                           VP          VP s
---------------------------------------------------------------------------------------------------------------------------------
Thomas J. Bascetta
 P.O. Box 5426,
 W. Lebanon, NH                     D f
---------------------------------------------------------------------------------------------------------------------------------
Urville J. Beaumont
 8 Samoset Dr., Salem, NH                   D f
---------------------------------------------------------------------------------------------------------------------------------
Joan T. Bok
 One International Pl., Suite 2115
 Boston, MA                   D ChB D       D      D   D     D     D     D     D f   D     D      D    D
---------------------------------------------------------------------------------------------------------------------------------
Robert J. Brill                                                                s
---------------------------------------------------------------------------------------------------------------------------------
William M. Bulger
18 Tremont St., Boston, MA    D f
---------------------------------------------------------------------------------------------------------------------------------
Marilyn R. Campbell
 79 Brady Avenue, Salem, NH         D f
---------------------------------------------------------------------------------------------------------------------------------
Stephen A. Cardi
 400 Lincoln Ave., Warwick, RI                          D f
---------------------------------------------------------------------------------------------------------------------------------
John G. Cochrane                                       T     T     T           VP s  T     T      T    T
---------------------------------------------------------------------------------------------------------------------------------
Eric P. Cody                                VP                                 s
---------------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
   Part I.  As of December 31, 1996.
   (Note A)
                              Granite
                              State   Nantucket   NEERI             NEES NEES
                              Energy  Electric  International      Comm. Energy
                              ------  --------- -------------      ----  ------

Andrew H. Aitken
-----------------------------------------------------------------------------------------
John Amoroso
 245 S. Main Street, Hopedale, MA            VP
-----------------------------------------------------------------------------------------
Cynthia A. Arcate
 9 Lowell Road, Salem, NH
-----------------------------------------------------------------------------------------
Lawrence E. Bailey
-----------------------------------------------------------------------------------------
Thomas J. Bascetta
 P.O. Box 5426,
 W. Lebanon, NH
-----------------------------------------------------------------------------------------
Urville J. Beaumont
 8 Samoset Dr., Salem, NH
-----------------------------------------------------------------------------------------
Joan T. Bok
 One International Pl., Suite 2115
 Boston, MA                     D     D                      D      D
-----------------------------------------------------------------------------------------
Robert J. Brill                                              C
-----------------------------------------------------------------------------------------
William M. Bulger
18 Tremont St., Boston, MA
-----------------------------------------------------------------------------------------
Marilyn R. Campbell
 79 Brady Avenue, Salem, NH
-----------------------------------------------------------------------------------------
Stephen A. Cardi
 400 Lincoln Ave., Warwick, RI
-----------------------------------------------------------------------------------------
John G. Cochrane                      T            T         T      T
-----------------------------------------------------------------------------------------
Eric P. Cody
-----------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
Part I.  As of December 31, 1996 (continued).
(Note A)
                                            Mass
                              NEES  Granite Elec  Narra      NEEI  NEERI NEET  NEP   NEPSCO       NEHTC     NEHTEC    NERC NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    ---- -----
Sally L. Collins
 23 Ridgewood Terrace,
 Northampton, MA                            D f
---------------------------------------------------------------------------------------------------------------------------------
Dan C. Delurey                                                                 VP s
---------------------------------------------------------------------------------------------------------------------------------
John H. Dickson
 95 Sawyer Rd., Waltham, MA
---------------------------------------------------------------------------------------------------------------------------------
Jeffrey A. Donahue                                            P D  VP    VP      s   VP    VP
---------------------------------------------------------------------------------------------------------------------------------
Peter G. Flynn                                                                 VP s
---------------------------------------------------------------------------------------------------------------------------------
David Fredericks
 2 Fairgrounds Rd., Nant., MA
---------------------------------------------------------------------------------------------------------------------------------
Richard W. Frost
 280 Melrose St., Providence, RI                        VP s
---------------------------------------------------------------------------------------------------------------------------------
Frances H. Gammell
 200 Providence Street, P.O. Box 1007
 W. Warwick, RI                                   D f
---------------------------------------------------------------------------------------------------------------------------------
Dr. Kalyan K. Ghosh
486 Chandler St., Worcester, MA                   D f
---------------------------------------------------------------------------------------------------------------------------------
Don F. Goodwin                                                                 VP s
---------------------------------------------------------------------------------------------------------------------------------
Gregory A. Hale                                                                s
---------------------------------------------------------------------------------------------------------------------------------
George W. Harris
 Ledge Road, Pelham, NH             D f
---------------------------------------------------------------------------------------------------------------------------------
Nicholas D. N. Harvey, Jr.
 41 S. Park Street, Hanover, NH             D f
---------------------------------------------------------------------------------------------------------------------------------
David L. Holt                                                                  E-VP s
---------------------------------------------------------------------------------------------------------------------------------
Charles B. Housen
 120 E. Main Street, Erving, MA                   D f
---------------------------------------------------------------------------------------------------------------------------------
Item 6.  OFFICERS AND DIRECTORS
  Part I.  As of December 31, 1996 (continued).
  (Note A)
                              Granite
                              State   Nantucket   NEERI             NEES NEES
                              Energy  Electric  International      Comm. Energy
                              ------  --------- -------------      ----  ------
 Sally L. Collins
  23 Ridgewood Terrace,
  Northampton, MA
-----------------------------------------------------------------------------------------
Dan C. Delurey
-----------------------------------------------------------------------------------------
John H. Dickson
 95 Sawyer Rd., Waltham, MA    P D
-----------------------------------------------------------------------------------------
Jeffrey A. Donahue                                  VP
-----------------------------------------------------------------------------------------
Peter G. Flynn
-----------------------------------------------------------------------------------------
David Fredericks
 2 Fairgrounds Rd., Nant., MA           VP s
-----------------------------------------------------------------------------------------
Richard W. Frost
 280 Melrose St., Providence, RI
-----------------------------------------------------------------------------------------
Frances H. Gammell
 200 Providence Street, P.O. Box 1007
 W. Warwick, RI
-----------------------------------------------------------------------------------------
Dr. Kalyan K. Ghosh
486 Chandler St., Worcester, MA
-----------------------------------------------------------------------------------------
Don F. Goodwin
-----------------------------------------------------------------------------------------
Gregory A. Hale                S                                    C
-----------------------------------------------------------------------------------------
George W. Harris
 Ledge Road, Pelham, NH
-----------------------------------------------------------------------------------------
Nicholas D. N. Harvey, Jr.
 41 S. Park Street, Hanover, NH
-----------------------------------------------------------------------------------------
David L. Holt                                                P D
-----------------------------------------------------------------------------------------
Charles B. Housen
 120 E. Main Street, Erving, MA
-----------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
   Part I.  As of December 31, 1996 (continued).
   (Note A)
                                            Mass
                              NEES  Granite Elec  Narra      NEEI  NEERI NEET  NEP   NEPSCO       NEHTC     NEHTEC    NERC NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    ---- -----

Alfred D. Houston             E-VP                VP T D P   D     D     D     D P s D     D      D    D
---------------------------------------------------------------------------------------------------------------------------------
Michael E. Jesanis            T             T                            T     T s
---------------------------------------------------------------------------------------------------------------------------------
Paul L. Joskow
 7 Chilton Street, Brookline, MA    D f
---------------------------------------------------------------------------------------------------------------------------------
James Joynt
 2 Fairgrounds Rd., Nant., MA
---------------------------------------------------------------------------------------------------------------------------------
David C. Kennedy                                                               VP s
---------------------------------------------------------------------------------------------------------------------------------
Joseph J. Kirby
 23 Broad Street, Westerly, RI                         D f
---------------------------------------------------------------------------------------------------------------------------------
John M. Kucharski
 45 William Street, Wellesley, MA   D f
---------------------------------------------------------------------------------------------------------------------------------
Edward H. Ladd
 125 Claybrook Rd., Dover, MA D f
---------------------------------------------------------------------------------------------------------------------------------
Cheryl A. LaFleur             VP S                     D     D     D     VP D   VP Ds      D      D    D    D
---------------------------------------------------------------------------------------------------------------------------------
Shannon M. Larson
 280 Melrose St., Providence, RI                       VP s
---------------------------------------------------------------------------------------------------------------------------------
John L. Levett                                                           VP     s
---------------------------------------------------------------------------------------------------------------------------------
John F. Malley                                                           VP     s                 P D
---------------------------------------------------------------------------------------------------------------------------------
Paul R. Marshall
 1101 Turnpike St., No. Andover, MA         S s                           S                 S
---------------------------------------------------------------------------------------------------------------------------------
Robert L. McCabe
 280 Melrose St., Providence, RI                       D P s
---------------------------------------------------------------------------------------------------------------------------------
Joshua A. McClure
 P.O. Box 1119, Westerly, RI  D f
---------------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
  Part I.  As of December 31, 1996 (continued).
  (Note A)
                              Granite
                              State   Nantucket   NEERI             NEES NEES
                              Energy  Electric  International      Comm. Energy
                              ------  --------- -------------      ----  ------
Alfred D. Houston             D        D           D         D      VP D
-----------------------------------------------------------------------------------------
Michael E. Jesanis
-----------------------------------------------------------------------------------------
Paul L. Joskow
 7 Chilton Street, Brookline, MA
-----------------------------------------------------------------------------------------
James Joynt
 2 Fairgrounds Rd., Nant., MA          VP s
-----------------------------------------------------------------------------------------
David C. Kennedy                       D
-----------------------------------------------------------------------------------------
Joseph J. Kirby
 23 Broad Street, Westerly, RI
-----------------------------------------------------------------------------------------
John M. Kucharski
 45 William Street, Wellesley, MA
-----------------------------------------------------------------------------------------
Edward H. Ladd
 125 Claybrook Rd., Dover, MA
-----------------------------------------------------------------------------------------
Cheryl A. LaFleur             D                              D      D
-----------------------------------------------------------------------------------------
Shannon M. Larson
 280 Melrose St., Providence, RI
-----------------------------------------------------------------------------------------
John L. Levett                                     P
-----------------------------------------------------------------------------------------
John F. Malley
-----------------------------------------------------------------------------------------
Paul R. Marshall
 1101 Turnpike St., No. Andover, MA
-----------------------------------------------------------------------------------------
Robert L. McCabe
 280 Melrose St., Providence, RI
-----------------------------------------------------------------------------------------
Joshua A. McClure
 P.O. Box 1119, Westerly, RI
-----------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
   Part I.  As of December 31, 1996 (continued).
   (Note A)
                                            Mass
                              NEES  Granite Elec  Narra      NEEI  NEERI NEET  NEP   NEPSCO       NEHTC     NEHTEC    NERC NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    ---- -----

Howard W. McDowell                  D T     Co    Co               Co    Co    Co  s Co    Co     Co   Co
---------------------------------------------------------------------------------------------------------------------------------
Patricia McGovern
 400 Atlantic Avenue, Boston, MA                  D f
---------------------------------------------------------------------------------------------------------------------------------
Robert H. McLaren                                                              VP s
---------------------------------------------------------------------------------------------------------------------------------
Howard R. Mortenson
 P.O. Box 885, Charlestown, NH              D f
---------------------------------------------------------------------------------------------------------------------------------
Charles H. Moser                            VP                                    s
---------------------------------------------------------------------------------------------------------------------------------
Richard Nadeau
 280 Melrose St., Providence, RI                       VP s
---------------------------------------------------------------------------------------------------------------------------------
Chester O. Paradise                                                            VP s
---------------------------------------------------------------------------------------------------------------------------------
Lydia M. Pastuszek
 1101 Turnpike St.,
 No. Andover, MA                    P D s   VP
---------------------------------------------------------------------------------------------------------------------------------
Anthony C. Pini                             VP                                    s
---------------------------------------------------------------------------------------------------------------------------------
Kirk L. Ramsauer                                        C                         s         C            C
---------------------------------------------------------------------------------------------------------------------------------
John F. Reilly
 1 Merrimack Plaza, Lowell, MA                    D f
---------------------------------------------------------------------------------------------------------------------------------
Lawrence J. Reilly                          P D                                   s
---------------------------------------------------------------------------------------------------------------------------------
Thomas G. Robinson                                S                               s
---------------------------------------------------------------------------------------------------------------------------------
Thomas E. Rogers                                                               VP s
---------------------------------------------------------------------------------------------------------------------------------
Christopher E. Root                         VP                                    s
---------------------------------------------------------------------------------------------------------------------------------
John W. Rowe                  P D           D     D    Ch D  D     D     Ch D  Ch D s      D      D    D      D
---------------------------------------------------------------------------------------------------------------------------------
Michael F. Ryan
 280 Melrose St., Providence, RI                       VP s
---------------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
  Part I.  As of December 31, 1996 (continued).
  (Note A)

                              Granite
                              State   Nantucket   NEERI             NEES NEES
                              Energy  Electric  International      Comm. Energy
                              ------  --------- -------------      ----  ------

Howard W. McDowell            T
-----------------------------------------------------------------------------------------
Patricia McGovern
 400 Atlantic Avenue, Boston, MA
-----------------------------------------------------------------------------------------
Robert H. McLaren
-----------------------------------------------------------------------------------------
Howard R. Mortenson
 P.O. Box 885, Charlestown, NH
-----------------------------------------------------------------------------------------
Charles H. Moser
-----------------------------------------------------------------------------------------
Richard Nadeau
 280 Melrose St., Providence, RI
-----------------------------------------------------------------------------------------
Chester O. Paradise
-----------------------------------------------------------------------------------------
Lydia M. Pastuszek
 1101 Turnpike St.,
 No. Andover, MA
-----------------------------------------------------------------------------------------
Anthony C. Pini
-----------------------------------------------------------------------------------------
Kirk L. Ramsauer                      C
-----------------------------------------------------------------------------------------
John F. Reilly
 1 Merrimack Plaza, Lowell, MA
-----------------------------------------------------------------------------------------
Lawrence J. Reilly                    P D
-----------------------------------------------------------------------------------------
Thomas G. Robinson
-----------------------------------------------------------------------------------------
Thomas E. Rogers              VP
-----------------------------------------------------------------------------------------
Christopher E. Root
-----------------------------------------------------------------------------------------
John W. Rowe                  D                              D      P D
-----------------------------------------------------------------------------------------
Michael F. Ryan
 280 Melrose St., Providence, RI
-----------------------------------------------------------------------------------------
Item 6.  OFFICERS AND DIRECTORS
   Part I.  As of December 31, 1996 (continued).
   (Note A)
                                            Mass
                              NEES  Granite Elec  Narra      NEEI  NEERI NEET  NEP   NEPSCO       NEHTC     NEHTEC    NERC NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    ---- -----
George M. Sage
 P.O. Box 9527, Providence, RI      D f
---------------------------------------------------------------------------------------------------------------------------------
Nancy H. Sala
 939 Southbridge St.,
 Worcester, MA                              VP s
---------------------------------------------------------------------------------------------------------------------------------
Richard P. Sergel             Sr-VP Ch D    Ch D  Ch D         D                D s
---------------------------------------------------------------------------------------------------------------------------------
Dennis E. Snay
 170 Medford St., Malden, MA                VP s
---------------------------------------------------------------------------------------------------------------------------------
Charles E. Soule
 50 O'Neill Drive,
 Westboro, MA                 D f
---------------------------------------------------------------------------------------------------------------------------------
Jeffrey D. Tranen             Sr-VP                    VP D  D     P D   P D   D s   P D   P D    D    P D
---------------------------------------------------------------------------------------------------------------------------------
William E. Trueheart
 1 Waterhouse St., Apt.1,
 Cambridge, MA                                    D f
---------------------------------------------------------------------------------------------------------------------------------
Arnold H. Turner                                                   VP    VP      s   VP    VP          VP
---------------------------------------------------------------------------------------------------------------------------------
Jeffrey W. VanSant                                     VP                VP      s
---------------------------------------------------------------------------------------------------------------------------------
William Watkins, Jr.
 280 Melrose Street,
 Providence, RI                                   E-VP s
---------------------------------------------------------------------------------------------------------------------------------
Roslyn M. Watson
 25 Braddock Park, Boston, MA               D f
---------------------------------------------------------------------------------------------------------------------------------
Wendy Watts
 2 Fairgrounds Rd., Nant., MA
---------------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
  Part I.  As of December 31, 1996 (continued).
  (Note A)

                              Granite
                              State   Nantucket   NEERI             NEES NEES
                              Energy  Electric  International      Comm. Energy
                              ------  --------- -------------      ----  ------

George M. Sage
 P.O. Box 9527, Providence, RI
-----------------------------------------------------------------------------------------
Nancy H. Sala
 939 Southbridge St.,
 Worcester, MA
-----------------------------------------------------------------------------------------
Richard P. Sergel
-----------------------------------------------------------------------------------------
Dennis E. Snay
 170 Medford St., Malden, MA
-----------------------------------------------------------------------------------------
Charles E. Soule
 50 O'Neill Drive,
 Westboro, MA
-----------------------------------------------------------------------------------------
Jeffrey D. Tranen             D                                     D
-----------------------------------------------------------------------------------------
William E. Trueheart
 1 Waterhouse St., Apt.1,
 Cambridge, MA
-----------------------------------------------------------------------------------------
Arnold H. Turner
-----------------------------------------------------------------------------------------
Jeffrey W. VanSant
-----------------------------------------------------------------------------------------
William Watkins, Jr.
 280 Melrose Street,
 Providence, RI
-----------------------------------------------------------------------------------------
Roslyn M. Watson
 25 Braddock Park, Boston, MA
-----------------------------------------------------------------------------------------
Wendy Watts
 2 Fairgrounds Rd., Nant., MA           S s
-----------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
   Part I.  As of December 31, 1996 (continued).
   (Note A)
                                            Mass
                              NEES  Granite Elec  Narra      NEEI  NEERI NEET  NEP   NEPSCO       NEHTC     NEHTEC    NERC NEHFC
                              ----  ------- ----  -----      ----  ----- ----  ---   ------       -----     ------    ---- -----
Anne Wexler
 1317 F Street, N.W., Suite 600
 Washington, DC               D f
---------------------------------------------------------------------------------------------------------------------------------
John A. Wilson, Jr.
 49 Madison Ave.,
 No. Kingston, RI                                 D f
---------------------------------------------------------------------------------------------------------------------------------
James Q. Wilson
 32910 Camino de Buena Ventura,
 Malibu, CA                   D f
---------------------------------------------------------------------------------------------------------------------------------
James R. Winoker
 222 Richmond Street
 Providence, RI               D f
---------------------------------------------------------------------------------------------------------------------------------
Robert King Wulff                           C                            C     S C s              S
---------------------------------------------------------------------------------------------------------------------------------
Geraldine M. Zipser                                          C                   s
---------------------------------------------------------------------------------------------------------------------------------

Item 6.  OFFICERS AND DIRECTORS
  Part I.  As of December 31, 1996 (continued).
  (Note A)

                              Granite
                              State   Nantucket   NEERI             NEES NEES
                              Energy  Electric  International      Comm. Energy
                              ------  --------- -------------      ----  ------
Anne Wexler
 1317 F Street, N.W., Suite 600
 Washington, DC
-----------------------------------------------------------------------------------------
John A. Wilson, Jr.
 49 Madison Ave.,
 No. Kingston, RI
-----------------------------------------------------------------------------------------
James Q. Wilson
 32910 Camino de Buena Ventura,
 Malibu, CA
-----------------------------------------------------------------------------------------
James R. Winoker
 222 Richmond Street
 Providence, RI
-----------------------------------------------------------------------------------------
Robert King Wulff
-----------------------------------------------------------------------------------------
Geraldine M. Zipser                                  S
-----------------------------------------------------------------------------------------

Key:     Ch-Chairman; ChB-Chairman of the Board; VCh-Vice Chairman; D-Director; P-President; E-VP-Executive Vice President;
         Sr-VP-Senior Vice President; VP-F-Vice President--Finance; VP-Vice President; T-Treasurer; Co-Controller; C-Clerk;
         S-Secretary; s-Salary; f-Fee.

Note A:  Address is 25 Research Drive, Westborough, Massachusetts 01582 unless otherwise indicated.



Item 6.  OFFICERS AND DIRECTORS

   Part II.  Financial Connections as of December 31, 1996.

                                             Position
                        Name and             Held in
   Name of              Location of          Financial  Applicable
   Officer or           Financial            Institution     Exemption
   Director             Institution             (g)     Rule
   ----------           -----------          -----------     ----------

William M. Bulger   Citizens Bank of Massachusetts      D    a
                      Boston, MA

Joseph J. Kirby     The Washington Trust Co.,   C       c
                      Westerly, RI
                    The Washington Trust Bancorp,
                      Inc., Westerly, RI        C       c

John M. Kucharski   State Street Boston Corp.,  D       a
                      Boston, MA

Robert L. McCabe    Citizen Savings Bank,       D       c,f
                      Providence, RI

John F. Reilly      Family Bank,                D       c
                      Haverhill, MA

John W. Rowe        First National Bank of Boston,      D    a,c,d,e,f
                      Boston, MA
                    Bank of Boston Corporation, D       a,c,d,e,f
                      Boston, MA

Charles E. Soule    Westboro Savings Bank       T       a
                      Westboro, MA

William Watkins, Jr.                            Rhode Island Hospital Trust D    f
                    National Bank,
                      Providence, RI

Roslyn M. Watson    The Dreyfus Laurel Funds,   T       d
                      New York, NY
                    American Express Centurion  D       d
                      Bank, Wilmington, DE

--------------------
a - Rule 70(a)
b - Rule 70(b)
c - Rule 70(c)
d - Rule 70(d)
e - Rule 70(e)
f - Rule 70(f)
g - C-Chairman & CEO; D-Director; T-Trustee

Item 6.  OFFICERS AND DIRECTORS

   Part III.

   Disclosures made in proxy statements and annual reports on Form 10-K, filed in 1997, follow:


                NEES SUMMARY COMPENSATION TABLE
                                                  Long Term
                                                  Compen-
                       Annual Compensation (b)    sation
                       -----------------------    ---------

                                       Other      Restricted
Name and                               Annual       Share    All Other
Principal            Salary   Bonus   Compensa-     Awards   Compensa-
Position (a) Year     ($)     ($)(c)  tion ($)(d)   ($)(e)   tion ($)(f)
------------ ----    ------   ------  ----------- ---------  ----------

John W. Rowe,               1996        537,600              287,896          9,093             370,288          4,891     (g)
President    1995              537,600           427,213       9,568              0               4,750
and Chief    1994              501,156           284,540       9,517        160,974               4,526
Executive
Officer


Alfred D.    1996              335,016           167,306       6,265        182,267               4,649     (h)
Houston,     1995              262,800           177,663       5,753              0               4,180
Executive    1994              244,860           132,370       5,501         62,040               4,027
Vice
President

Jeffrey D.   1996              220,116           110,284       5,486        138,020               3,684     (i)
Tranen,      1995              200,100           143,254       5,268              0               3,578
Senior Vice  1994              187,356            98,357       5,049         45,804               3,466
President

Richard P.   1996              212,700           110,724       5,366        138,376               3,535     (j)
Sergel,      1995              184,956           139,373       4,877              0               3,424
Senior Vice  1994              168,600            94,801       4,934         44,352               3,324
President

Cheryl A.    1996              165,624            89,477       4,059        106,020               3,251     (k)
LaFleur,     1995              125,616           107,617         116              0               2,721
Vice         1994              113,344            71,117         116         25,609               2,633
President and
Secretary


(a) Officers of NEES also hold various positions with subsidiary companies. Compensation for these positions is included in this table.

(b)    Includes deferred compensation in category and year earned.

(c) The bonus figures represent: cash bonuses under an incentive compensation plan; the all-employee Goals Program; the variable match of the Incentive Thrift Plan including related deferred compensation plan matches; special cash bonuses; and unrestricted shares under the Incentive Share Plan. See descriptions under Plan Summaries.

  For 1996 and 1994 the bonus amounts were all cash or contributions to the Incentive Thrift Plan, including related deferred compensation plan matches. In 1995 Mr. Rowe's bonus was $276,728 cash and contributions, and $150,485 in shares; Mr. Houston's bonus was $123,160 cash and contributions and $54,503 in shares; Mr. Tranen's bonus was $99,403 cash and contributions and $43,851 in shares; Mr. Sergel's bonus was $96,649 in cash and contributions and $42,724 in shares; and Ms. LaFleur's bonus was $84,370 in cash and contributions and $23,247 in shares.

(d) Includes amounts reimbursed by NEES for the payment of taxes on certain noncash benefits.

(e) As more fully described in the Compensation Committee Report on Executive Compensation, special share bonus awards were made in 1996. Under the terms of those awards, the share values were mandatorily deferred until the executive's termination of employment.

  No awards vested during 1996 under the Company's Long-Term Performance Share Award Plan. See Long Term Incentive Plan - Awards in Last Fiscal Year.

  The incentive share awards for the named executives made for 1994 and 1996 were in the form of restricted shares (with a five-year restriction) or deferred share equivalents, deferred for receipt for at least five years, at the executive's option. As cash dividends are declared, the number of deferred share equivalents will be increased as if the dividends were reinvested in shares. See also Payments Upon a Change in Control below. The shares awarded for 1995 were not restricted and the value of the awards is included in the bonus column.

  As of December 31, 1996, the following executive officers held the amount of restricted and deferred share equivalents with the value indicated: Mr. Rowe 27,022 shares, $942,392 value; Mr. Houston 10,014 shares, $349,238 value; Mr. Tranen 7,719 shares, $269,200 value; and Mr. Sergel 7,471 shares, $260,551 value; and Ms. LaFleur 4,774 shares, $166,493 value. The value was calculated by multiplying the closing market price on December 31, 1996, by the number of shares.

(f) Includes Company contributions to life insurance and the Incentive Thrift Plan that are not bonus contributions including related deferred compensation plan match. See description under Plan Summaries. The life insurance contribution is calculated based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by the Company.

(g)    For Mr. Rowe, the type and amount of compensation in 1996 is as follows:
       $ 3,000 for contributions to the thrift plan and $1,891 for life insurance.

(h) For Mr. Houston, the type and amount of compensation in 1996 is as follows: $3,000 for contributions to the thrift plan and $1,649 for life insurance.

(i) For Mr. Tranen, the type and amount of compensation in 1996 is as follows: $3,000 for contributions to the thrift plan and $684 for life insurance.

(j) For Mr. Sergel, the type and amount of compensation in 1996 is as follows: $3,000 for contributions to the thrift plan and $535 for life insurance.

(k) For Ms. LaFleur, the type and amount of compensation in 1996 is as follows: $3,000 for contributions to the thrift plan and $251 for life insurance.

                                 NEP

                      SUMMARY COMPENSATION TABLE
                                                Long-Term
                                                Compensa-
                     Annual Compensation (b)      tion
                    --------------------------  ---------
                                      Other     Restricted
Name and                              Annual    & Deferred  All Other
Principal                            Compensa-    Share     Compensa-
Position      Year  Salary   Bonus     tion       Awards      tion
  (a)                ($)     ($)(c)   ($)(d)      ($)(e)     ($)(f)
----------    ----  -------  ------  ---------  ----------  ---------
John W.       1996  180,096   96,445   3,046      124,047   1,638(g)
Rowe          1995  157,070  124,818   2,795            0   1,387
Chairman      1994  211,598  119,716   4,018       67,966   1,911

Jeffrey D.    1996  200,684  100,548   5,002      125,836   3,358(h)
Tranen 1995   188,884        135,224   4,972            0   3,377
President     1994  187,356   98,357   5,049       45,804   3,466

Lawrence E.   1996  151,956  101,667     116            0   3,776(i)
Bailey 1995   144,720         92,328     116            0   3,598
Vice          1994  140,471   66,510     116       27,484   3,952
President

John F.       1996  133,394  104,885     116            0   3,141(j)
Malley 1995   127,236         96,261     116            0   2,907
Vice          1994  117,169   65,474     116       27,469   2,996
President

Arnold H.     1996  128,172   89,185     116            0   2,849(k)
Turner 1995   128,172         65,439     116            0   2,276
Vice          1994  124,428   52,888     116       21,747   2,849
President

(a) Certain officers of NEP are also officers of NEES and various other System companies.

(b)    Includes deferred compensation in category and year earned.

(c) The bonus figure represents: cash bonuses under an incentive compensation plan, the all-employee goals program, the variable match of the incentive thrift plan, including related deferred compensation plan matches, special cash bonuses, and unrestricted shares under the incentive share plan. See descriptions under Plan Summaries.

(d)    Includes amounts reimbursed by NEP for the payment of taxes.

(e) Special share bonuses were made to a limited number of executives in 1996. Under the terms of those awards, the share values were mandatorily deferred until the executives' termination of employment.

       No awards vested during 1996 under the Long-Term Performance Share Award Plan.

       The incentive share awards for the named executives made for 1994 were in the form of restricted shares (with a five-year restriction) or deferred share equivalents, deferred for receipt for at least five years, at the executive's option. In 1996 awards for NEES officers were similarly restricted. As cash dividends are declared, the number of deferred share equivalents will be increased as if the dividends were reinvested in shares. None of the shares awarded for 1995 were restricted.

       As of December 31, 1996, the following executive officers held the amount of restricted and deferred shares with the value indicated: Mr. Rowe 27,022 shares, $942,392 value; Mr. Tranen 7,719 shares, $269,200 value; Mr. Bailey 3,220 shares, $112,298 value; Mr. Malley 2,834 shares, $98,836 value; and Mr. Turner 2,774 shares, $96,743 value. The value was calculated by multiplying the closing market price on December 31, 1996 by the number of shares.

(f) Includes NEP contributions to life insurance and the incentive thrift plan that are not bonus contributions, including any related deferred compensation plan match. See description under Plan Summaries. The life insurance contribution is calculated based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by NEP.

(g)    For Mr. Rowe, the amount and type of compensation in 1996 is as follows:
       $1,005 for contributions to the thrift plan and $633 for life insurance.

(h) For Mr. Tranen, the amount and type of compensation in 1996 is as follows: $2,735 for contributions to the thrift plan and $623 for life insurance.

(i) For Mr. Bailey, the amount and type of compensation in 1996 is as follows: $3,000 for contributions to the thrift plan and $776 for life insurance.

(j) For Mr. Malley, the amount and type of compensation in 1996 is as follows: $2,668 for contributions to the thrift plan, and $474 for life insurance.

(k) For Mr. Turner, the amount and type of compensation in 1996 is as follows: $2,051 for contributions to the thrift plan and $798 for life insurance.

                           MASS. ELECTRIC

                     SUMMARY COMPENSATION TABLE
                                              Long-Term
                                              Compensa-
                   Annual Compensation (b)      tion
                  --------------------------  ---------
                                    Other     Restricted
Name and                            Annual    & Deferred  All Other
Principal                          Compensa-    Share     Compensa-
Position    Year  Salary   Bonus     tion       Awards      tion
  (a)              ($)     ($)(c)   ($)(d)      ($)(e)     ($)(f)
----------  ----  -------  ------  ---------  ----------  ---------
Richard P.  1996  135,213   70,388   3,411      87,965    2,247(g)
Sergel      1995  123,480   93,047   3,256           0    2,285
Chairman    1994  113,021   63,550   3,307      29,731    2,228

Lawrence J. 1996   96,163   70,177   2,467      46,082    2,250(h)
Reilly      1995   38,561   34,985      37           0      986
President   1994   25,576   16,917      26       6,136      563

Eric P.     1996  124,186   79,124     116           0    2,876(i)
Cody        1995   67,714   40,590      70           0    1,548
Vice        1994   74,318   37,144      74      15,371    1,726
President

Nancy H.    1996  118,251   65,493     116           0    2,730(j)
Sala        1995  115,524   59,932     116           0    2,498
Vice        1994  107,621   39,318     116      16,129    2,493
President

Anthony C.  1996  114,058   66,117     113      17,258    2,580(k)
Pini        1995  111,300   59,993     116           0    2,403
Vice        1994  105,884   43,465     116      17,688    2,454
President

(a) Certain officers of Mass. Electric are also officers of NEES and various other System companies.

(b)  Includes deferred compensation in category and year earned.

(c) The bonus figure represents: cash bonuses under an incentive compensation plan, the all-employee goals program, the variable match of the incentive thrift plan, and unrestricted shares under the incentive share plan or special share bonuses. See descriptions under Plan Summaries.

(d)  Includes amounts reimbursed by Mass. Electric for the payment of taxes.

(e) Special share bonuses were made to a limited number of executives in 1996. Under the terms of those awards, the share values were mandatorily deferred until the executives' termination of employment.

     No awards vested during 1996 under the Long-Term Performance Share Award Plan.

     The incentive share awards for the named executives made for 1994 were in the form of restricted shares (with a five-year restriction) or deferred share equivalents, deferred for receipt for at least five years, at the executive's option. In 1996 awards for NEES officers were similarly restricted. As cash dividends are declared, the number of deferred share equivalents will be increased as if the dividends were reinvested in shares. None of the shares awarded for 1995 were restricted.

     As of December 31, 1996, the following executive officers held the amount of restricted and deferred shares with the value indicated: Mr. Sergel 7,471 shares, $260,551 value; Mr. Reilly 4,677 shares, $163,110 value; Mr. Cody 2,714 shares, $94,651 value; Ms. Sala 1,639 shares, $57,160 value; and Mr. Pini 1,640 shares, $57,195 value. The value was calculated by multiplying the closing market price on December 31, 1996 by the number of shares.

(f) Includes Mass. Electric contributions to life insurance and the incentive thrift plan that are not bonus contributions, including any related deferred compensation plan match. See description under Plan Summaries. The life insurance contribution is calculated based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by Mass. Electric.

(g) For Mr. Sergel, the type and amount of compensation in 1996 is as follows: $1,907 for contributions to the thrift plan and $340 for life insurance.

(h) For Mr. Reilly, the type and amount of compensation in 1996 is as follows: $1,923 for contributions to the thrift plan and $327 for life insurance.

(i)  For Mr. Cody, the type and amount of compensation in 1996 is as follows:
     $2,484 for contributions to the thrift plan and $392 for life insurance.

(j)  For Ms. Sala, the type and amount of compensation in 1996 is as follows:
     $2,365 for contributions to the thrift plan and $365 for life insurance.

(k)  For Mr. Pini, the type and amount of compensation in 1996 is as follows:
     $2,281 for contributions to the thrift plan and $299 for life insurance.

                             NARRAGANSETT

                      SUMMARY COMPENSATION TABLE
                                              Long-Term
                                              Compensa-
                   Annual Compensation (b)      tion
                  --------------------------  ---------
                                    Other     Restricted
Name and                            Annual    & Deferred  All Other
Principal                          Compensa-    Share     Compensa-
Position    Year  Salary   Bonus     tion       Awards      tion
  (a)              ($)     ($)(c)   ($)(d)      ($)(e)     ($)(f)
----------  ----  -------  ------  ---------  ----------  ---------

Richard P.  1996   70,998   36,959    1,791     46,188    1,180(g)
Sergel      1995   54,821   41,310    1,446          0    1,015
Chairman    1994   50,319   26,293    1,472     13,237      992

Robert L.   1996  127,388   88,905   4,819      50,308    3,424(h)
McCabe      1995  152,407  111,785   4,206           0    4,851
President   1994  140,785   68,784   4,457      28,576    4,256

William     1996  132,012   84,081     119           0    4,509(i)
Watkins,    1995  128,172   77,967     119           0    4,054
Jr.         1994  124,428   62,799     115      26,136    6,186
Executive
Vice
President

Richard W.  1996  108,432   57,680     119           0    2,888(j)
Frost       1995  103,272   48,972     119           0    2,787
Vice        1994   99,300   34,269     115      13,629    2,706
President

Richard     1996  100,884   24,830     119           0    3,004(k)
Nadeau      1995   95,838   15,500     119           0    2,902
Vice        1994   91,572   11,272     115       3,267    3,037
President

(a) Certain officers of Narragansett are also officers of NEES and various other System companies.

(b)  Includes deferred compensation in category and year earned.

(c) The bonus figure represents: cash bonuses under an incentive compensation plan, the all-employee goals program, the variable match of the incentive thrift plan, and unrestricted shares under the incentive share plan or special share bonuses. See descriptions under Plan Summaries.

(d)  Includes amounts reimbursed by Narragansett for the payment of taxes.

(e) Special share bonuses were made to a limited number of executives in 1996. Under the terms of those awards, the share values were mandatorily deferred until the executives' termination of employment.

     No awards vested during 1996 under the Long-Term Performance Share Award Plan.

     The incentive share awards for the named executives made for 1994 were in the form of restricted shares (with a five-year restriction) or deferred share equivalents, deferred for receipt for at least five years, at the executive's option. In 1996 awards for NEES officers were similarly restricted. As cash dividends are declared, the number of deferred share equivalents will be increased as if the dividends were reinvested in shares. None of the shares awarded for 1995 were restricted.

     As of December 31, 1996, the following executive officers held the amount of restricted and deferred shares with the value indicated: Mr. Sergel 7,471 shares, $260,551 value; Mr. McCabe 6,027 shares, $210,192 value; Mr. Watkins 2,490 shares, $86,839 value; Mr. Frost 895 shares, $31,213 value; and Mr. Nadeau 201 shares, $7,010 value. The value was calculated by multiplying the closing market price on December 31, 1996 by the number of shares.

(f) Includes Narragansett contributions to life insurance and the incentive thrift plan that are not bonus contributions, including any related deferred compensation plan match. See description under Plan Summaries. The life insurance contribution is calculated based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by Narragansett.

(g) For Mr. Sergel, the type and amount of compensation in 1996 is as follows: $1,001 for contributions to the thrift plan and $179 for life insurance.

(h) For Mr. McCabe, the type and amount of compensation in 1996 is as follows: $2,165 for contributions to the thrift plan and $1,259 for life insurance.

(i) For Mr. Watkins, the type and amount of compensation in 1996 is as follows: $2,640 for contributions to the thrift plan and $1,869 for life insurance.

(j) For Mr. Frost, the type and amount of compensation in 1996 is as follows: $2,169 for contributions to the thrift plan and $719 for life insurance.

(k) For Mr. Nadeau, the type and amount of compensation in 1996 is as follows: $2,018 for contributions to the thrift plan and $986 for life insurance.

                       Security Ownership
                       ------------------

  The following table lists the holdings of NEES common shares as of March
1, 1997 by NEES, NEP, Mass. Electric, and Narragansett directors, the executive officers named in the Summary Compensation Tables, and all directors and executive officers, as a group.

                             Shares             Deferred
                           Beneficially           Share
Name                         Owned (a)        Equivalents(b)
----                       -----------        --------------

Joan T. Bok                             17,111
William M. Bulger                          100                129
Alfred D. Houston                       13,235              8,892
Paul L. Joskow                           2,719
John M. Kucharski                        2,500
Edward H. Ladd                           5,789
Cheryl A. LaFleur                        2,543              4,603
Joshua A. McClure                        2,010                251
John W. Rowe                            22,677             20,419
George M. Sage                           3,300
Richard P. Sergel                        8,413              6,692
Charles E. Soule                         1,196              2,875
Jeffrey D. Tranen                        8,141              6,764
Anne Wexler                              2,176
James Q. Wilson                          3,002
James R. Winoker                         1,500
Urville J. Beaumont                        293
Eric P. Cody                             2,435              2,044
Sally L. Collins                           295
Kalyan K. Ghosh                             51                242
Charles B. Housen                           18
Patricia McGovern                          161
Anthony C. Pini                          8,413              1,113
John F. Reilly                             296
Lawrence J. Reilly                       2,738              4,469
Nancy H. Sala                            7,749         (c)            1,538
Roslyn M. Watson                           296                          181
Stephen A. Cardi                           294
Richard W. Frost                         6,805                          472
Frances H. Gammell                         296                          292
Joseph J. Kirby                            295
Robert L. McCabe                         9,532                        5,022
Richard Nadeau                           4,115
William E. Trueheart                       296                          702
Willliam Watkins, Jr.                    5,512                        2,185
John A. Wilson, Jr.                        658
Lawrence E. Bailey                       5,200                        2,485
John F. Malley                           4,988                        2,566
Arnold H. Turner                         4,048                        1,985

All directors and
executive officers,
as a group (51 persons)                211,480         (d)            88,981 (d)

(a) Number of shares beneficially owned includes: (i) shares directly owned by certain relatives with whom directors or officers share voting or investment power; (ii) shares held of record individually by a director or officer or jointly with others or held in the name of a bank, broker, or nominee for such individual's account; (iii) shares in which certain directors or officers maintain exclusive or shared investment or voting power whether or not the securities are held for their benefit; and (iv) with respect to the executive officers, allocated shares in the Incentive Thrift Plan described below.

(b) Deferred share equivalents are held under the Deferred Compensation Plan or pursuant to individual deferral agreements. Under the Plan or deferral agreements, executives may elect to defer cash compensation and share awards. There are various deferral periods
     available under the plans.   At the end of the deferral period, the
     compensation may be paid out in NEES common shares, cash, or a combination thereof. The rights of the executives to payment are those of general, unsecured creditors. While deferred, the shares do not have voting rights or other rights associated with ownership. As cash dividends are declared, the number of deferred share equivalents will be increased as if the dividends were reinvested in NEES common shares. Deferred share equivalents for directors are held under the Directors Deferred Compensation Plan. See Board Structure and Compensation for a description of that plan.

     Potential share awards under the Long-Term Performance Share Award Plan are not included in this table.

(c) Ms. Sala disclaims a beneficial ownership interest in 260 shares held under the Uniform Gift to Minors Act.

(d) Amount is less than 1% of the total number of shares of the Company outstanding.


     Listed below are the only persons or groups known to the System as of March 10, 1997 to beneficially own 5% or more of NEES common shares. However, T. Rowe Price Trust Company disclaims beneficial ownership of all such shares. The quantity of shares listed below is as of December 31, 1996.


                                Amount and Nature
       Name and Address of         of Beneficial       Percent of
       Beneficial Owner            Ownership           Common Shares
       -------------------       -----------------   --------------
 T. Rowe Price Trust Company                         5,268,184 shares as 8.1%
 100 East Pratt Street      trustee for
 Baltimore, MD  21202       System employee
                            benefits plans,
                            including those
                            discussed herein.


 Franklin Resources, Inc.   4,592,700 shares         7.1%
 777 Mariners Island Blvd.
 San Mateo, CA 94403-7777

       Contracts and Transactions with System Companies
       ------------------------------------------------

   During 1996, Mr. Joskow did consulting work for NEES or subsidiaries of NEES under a separate consulting contract for which he was paid approximately $41,000. These consulting services were not related to his duties as a Board member. NEES and its subsidiaries retain from time to time National Economic Research Associates, Inc. (NERA). During 1996, NERA invoiced subsidiaries of NEES for approximately $245,000.00 to prepare testimony and reports on regulatory matters. Mr. Joskow is a special consultant to NERA.

   Mrs. Bok serves as a consultant to NEES. Under the terms of her contract, she receives an annual retainer of $100,000. Mrs. Bok also serves as a director for each of NEES' direct subsidiaries. She has agreed to waive the normal fees and annual retainers otherwise payable for services by nonemployees on these boards and receives in lieu thereof a single annual stipend of $60,000.

   The construction company of Mr. Stephen A. Cardi, a director of Narragansett, was paid approximately $138,000 in 1996 pursuant to a contract to provide gravel to Narragansett and approximately $2 million by NEP in 1996 pursuant to a contract to construct Collier Point Park at Manchester Street Station.

 Compensation Committee Interlocks and Insider Participation
 -----------------------------------------------------------

   Mr. Winoker served as a member of NEES' Compensation Committee during 1996. A subsidiary of NEES entered into a three-year lease for office space in 1996 with Belvoir Properties, Inc. (Belvoir) with an annual rent of $36,000. Belvoir also entered into a twenty-year lease with a subsidiary of NEES for a parcel of land in Providence, Rhode Island with an initial annual rent of $30,000.

                         Plan Summaries
                              --------------

   A brief description of the various plans through which compensation and benefits are provided to the named executive officers is presented below to better enable shareholders to understand the information presented in the tables shown earlier. The amounts of compensation and benefits provided to the named executive officers under the plans described below (and charged to the System Companies listed in the above tables) are presented in the Summary Compensation Tables.

Goals Program
-------------

   The Goals Program covers all employees who have completed one year of service with any NEES subsidiary. Goals are established annually. For 1996, these goals related to earnings per share, customer costs, safety, absenteeism, demand-side management results, generating station availability, transmission reliability, environmental and OSHA compliance, and customer satisfaction. Some goals apply to all employees, while others apply to particular functional groups. Depending upon the number of goals met, and provided the minimum earnings goal is met, employees may earn a cash bonus of 1% to 4-1/2% of their compensation.

Incentive Thrift Plan
---------------------

   The Incentive Thrift Plan (a 401(k) program) provides for a match of 40% of up to the first 5% of base compensation contributed to the System's Incentive Thrift Plan (shown under All Other Compensation in the Summary Compensation Tables) and, based on an incentive formula tied to earnings per share, may fully match the first 5% of base compensation contributed (the additional amount, if any, is shown under Bonus in the Summary Compensation Tables). Under Federal law, contributions to these plans are limited. In 1996, the contribution amount was limited to $9,500.

Deferred Compensation Plan
--------------------------

   The Deferred Compensation Plan offers executives the opportunity to defer base pay and bonuses. The plan offers the option of investing at the prime rate or in NEES Shares; however, share bonuses may only be deferred in a share account. Under Federal law, the Incentive Thrift Plan, described above, is required to limit participant base compensation to $150,000 in calculating the NEES match. Under the Deferred Compensation Plan, NEES will make a contribution to an executive's share account equivalent to the resultant reduction in his match under the Incentive Thrift Plan.

Life Insurance
--------------

   NEES has established for certain senior executives life insurance plans funded by individual policies. The combined death benefit under these insurance plans is three times the participant's annual salary. These plans are structured so that, over time, NEES should recover the cost of the insurance premiums.

   After termination of employment, Messrs. Rowe and Houston may elect, commencing at age 55 or later, to receive an annuity income equal to 40% of annual salary. In that event, the life insurance is reduced over fifteen years to an amount equal to the participant's final annual salary. Due to changes in the tax law, this plan was closed to new participants, and an alternative was established with only a life insurance benefit. The individuals listed in the NEES summary compensation table and Messrs. McCabe and Reilly are in one or the other of these plans.

Financial Counseling
--------------------

   NEES pays for personal financial counseling for senior executives. As required by the IRS, a portion of the amount paid is reported as taxable income for the executive. Financial counseling is also offered to other employees through a limited number of seminars conducted at various locations each year.

Other
-----

   NEES does not have any share option plans.


     Long Term Incentive Plan - Awards in Last Fiscal Year
     -----------------------------------------------------

     The following tables show the potential awards, for those executive officers named in the Summary Compensation Tables who participate in the plan, under the Long-Term Performance Share Award Plan (more fully described in the Compensation Committee Report on page 36) for the performance cycle commencing January 1, 1996. The System's performance will be measured over the three-year period ending December 31, 1998.

                               NEES
                               ----
  Estimated Future Payouts under Non-Stock Price-Based Plans
  -----------------------------------------------------------

                Number of
                Common
                Share          Performance
Name            Equivalents(a) Period      Threshold(b)     Target(c)
----            -----------    ---------   ---------   ------
John W. Rowe       6,747        3 years       169       6,747
Alfred D. Houston  4,204        3 years       105       4,204
Jeffrey D. Tranen  2,763        3 years        69       2,763
Richard P. Sergel  2,670        3 years        67       2,670
Cheryl A. LaFleur  1,040        3 years        26       1,040


                               NEP
                               ---
   Estimated Future Payouts under Non-stock Price-based Plans
        ------------------------------------------------
                  Number of
                 Common Share Performance
     Name        Equivalents(a)             Period     Threshold(b)   Target(c)
     ----        --------------           -----------  ------------   ---------
John W. Rowe                  6,747             3 years            169          6,747
Jeffrey D. Tranen             2,763             3 years             69          2,763
Lawrence E. Bailey              954             3 years             24            954
John F. Malley                  839             3 years             21            839
Arnold H. Turner                805             3 years             21            805

                          Mass Electric
                         ---------------
   Estimated Future Payouts under Non-stock Price-based Plans
        ------------------------------------------------
                  Number of
                 Common Share Performance
     Name        Equivalents(a)             Period     Threshold(b)   Target(c)
     ----        --------------           -----------  ------------   ---------
Richard P. Sergel             2,670             3 years             67          2,670
Lawrence J. Reilly              804             3 years             21            804
Eric P. Cody                    782             3 years             20            782
Nancy H. Sala                   448             3 years             12            448
Anthony C. Pini                 442             3 years             11            442


                           Narragansett
                           ------------
   Estimated Future Payouts under Non-stock Price-based Plans
        ------------------------------------------------
                  Number of
                 Common Share Performance
     Name        Equivalents(a)             Period     Threshold(b)   Target(c)
     ----        --------------           -----------  ------------   ---------
Richard P. Sergel             2,670             3 years             67          2,670
Robert L. McCabe              1,108             3 years             28          1,108
William Watkins, Jr.            829             3 years             21            829
Richard W. Frost                409             3 years             11            409

(a) Amounts are denominated in common share units. No dividends are attributable to share units. At the end of the cycle, awards are paid either in shares or in cash (valued at the five-day average price prior to the January 15 following the close of the performance cycle).

(b) The awards in this column represent the threshold number of shares that could be earned if the minimum attainment level is reached for one factor. The minimum payout upon failure to achieve any of the goals would be 0.

(c) The awards in this column represent the target (and maximum) number of shares that could be earned if the maximum performance is achieved for all factors.

     The Long-Term Performance Share Award Plan provides awards based on various measures of System performance over a three-year period. Each award factor functions independently. The performance targets for each cycle are set by the Compensation Committee. The measures of performance for this cycle are: return on equity compared to the national group (60th- 75th percentile); kilowatt-hour cost compared to regional group (67th-90th percentile); total shareholder return compared to the regional group (60th- 75th percentile); maintenance or improvement of bond ratings; and system service levels, measured by customer satisfaction, system reliability, system availability, and regulatory compliance. The national grouping is the utility group formerly tracked by Duff & Phelps. The regional grouping is composed of New England/New York regional utilities.

Retirement Plans
----------------

     The following chart shows estimated annual benefits payable to executive officers under the qualified pension plan and the supplemental retirement plan, assuming retirement at age 65 in 1997.

                        PENSION PLAN TABLE
                        ------------------

FIVE-YEAR           10 YEARS         15 YEARS  20 YEARS            25 YEARS            30 YEARS            35 YEARS
AVERAGE                      SERVICE            SERVICE           SERVICE             SERVICE             SERVICE        SERVICE
COMPENSATION
------------        -------          -------    -------           -------             -------             -------
          $  300,000     60,400             87,600            114,900            141,300             167,800             184,500
          $  400,000     81,100            117,700            154,300            189,800             225,400             248,000
          $  500,000    101,800            147,700            193,700            238,300             283,000             311,400
          $  600,000    122,500            177,800            233,100            286,800             340,600             374,900
          $  700,000    143,200            207,800            272,500            335,300             398,200             438,300
          $  800,000    163,900            237,900            311,900            383,800             455,800             501,800
          $  900,000    184,600            267,900            351,300            432,300             513,400             565,200
          $1,000,000    205,300            298,000            390,700            480,800             571,000             628,700
          $1,100,000    226,000            328,000            430,000            529,300             628,600             692,100
          $1,200,000    246,700            358,100            469,500            577,800             686,200             755,600
          $1,300,000    267,400            388,100            509,000            626,300             743,800             819,000
          $1,400,000    288,100            418,200            548,300            674,800             801,400             882,500


     For purposes of the retirement plans, Messrs. Rowe, Houston, Tranen, and Sergel and Ms. LaFleur currently have 19, 34, 27, 18 and 11 credited years of
service, respectively.   Messrs. Bailey, Malley, and Turner currently have 28,
25, and 31 credited years of service, respectively. Mr. Reilly, Mr. Cody, Ms. Sala, and Mr. Pini currently have 15, 13, 27, and 18 credited years of service, respectively. Messrs. McCabe, Watkins, Frost, and Nadeau currently have 28, 24, 34, and 41 credited years of service, respectively.

     Benefits under the pension plans are computed using formulae based on percentages of highest average compensation computed over five consecutive years. The compensation covered by the pension plan includes salary, bonus, and incentive share awards. Long-Term Performance Share Awards will not be included. The benefits listed in the pension table are not subject to deduction for Social Security and are shown without any joint and survivor benefits.

     The pension plan table above does not include annuity payments to be received in lieu of life insurance for Messrs. Rowe and Houston. The policies are described above under Plan Summaries.

     Under the Retirement Supplement Plan, participants receive an annual adjustment to their pension benefits. The amount of the adjustment is equal to the rate of interest on AAA bonds for the prior year less two percent (but in no case more than the increase in the cost of living). Mr. Rowe is the only active employee now participating in this plan.

     The System covers the full cost of post-retirement health benefits for the senior executives listed in the Summary Compensation Table.

Payments Upon a Change of Control
---------------------------------

     NEES has agreements with certain of its executives, including those named in the Summary Compensation Table, which provide severance benefits in the event of certain terminations of employment following a Change in Control of NEES (as defined below). (Mr. Tranen's contracts also provides severance benefits in the event of a divestiture of all or a substantial portion of the System's fossil fuel generating assets.) The terms of the agreements are for three years with automatic annual extensions, unless terminated by the System. If, following a Change of Control, the executive's employment is terminated other than for cause (as defined) or if the executive terminates employment for good reason (as defined), NEES will pay to the executive a lump sum cash payment equal to three times (two times for some executives) the sum of the executive's most recent annual base compensation and the average of his or her bonus amounts for the prior three years. If Mr. Rowe receives payments under his severance agreement that would subject him to any federal excise tax due under section 280G of the Internal Revenue Code, he will receive a cash "gross-up" payment so he would be in the same net after-tax position he would have been in had such excise tax not been applied. In addition, NEES will provide disability and health benefits to the executive for two to three years, provide such post-retirement health and welfare benefits as the executive would have earned within such two to three years, and grant two or three additional years of pension credit. Mr. Rowe would become eligible for benefits under the Retirement Supplement Plan described below prior to the five-year vesting term.

     Change in Control, including potential change of control, occurs (1) when any person becomes the beneficial owner of 20% of the voting securities of NEES, (2) when the prior members of the Board no longer constitute a 2/3 majority of the Board, or (3) NEES enters into an agreement that could result in a Change in Control.

     Upon a change in control a participant in the deferred compensation plan has the option of receiving a lump sum payment equal to the value of cash and share accounts and the actuarial value of maximum value of future benefits from the insurance related benefits under a prior plan, all less 10%.

     The System's bonus plans, including the incentive compensation plans described in the Compensation Committee report, the Incentive Thrift Plan, and the Goals Program, provide for payments equal to the average of the bonuses
for the three prior years in the event of a Change of Control.   This payment
would be made in lieu of the regular bonuses for the year in which the Change in Control occurs. The Long-Term Performance Share Award Plan provides for a cash payment equal to the value of the performance shares in the participant's account times the average target achievement percentage for the Incentive Thrift Plan for the three prior years. The System's Retirees Health and Life Insurance Plan has provisions preventing changes in benefits adverse to the participants for three years following a Change in Control. The Incentive Share Plan and related Incentive Share Deferral Agreements provide that, upon the occurrence of a change in control (defined more narrowly than in the other plans), any restrictions on shares and account balances would cease.

     In light of the changes in the utility industry, NEES determined that executive officers, including those listed in the Summary Compensation Tables, but excluding Mr. Rowe, would receive a benefit equal to either 1 or 1-1/2 times annual compensation, for a severance other than one for cause or following a change in control.

New England Electric System Compensation
Committee Report on Executive Compensation
------------------------------------------

     The System's total compensation package is designed to attract, retain, and reward superior managers who are committed to solid financial performance and who can also successfully lead the System as our industry becomes increasingly competitive. The compensation package reflects the fact that these managers' backgrounds are not necessarily limited to our System or industry. Total compensation consists of Base Salary, Incentive Compensation (performance based, at risk compensation), and Benefits. The Committee periodically reviews each component of the System's executive compensation program to ensure that pay levels and incentive opportunities are competitive and that incentive opportunities are linked to System performance. The System's general compensation philosophy is that (1) the Base Salary ranges should be competitive, with individual salaries reflecting performance and experience; (2) a significant portion of management compensation should be tied to achievement of corporate goals in order to maintain a sharp focus on corporate performance; (3) substantial portions of incentive compensation should be in shares so as to consistently align the interest of management and the System's shareholders and customers; and (4) an ever higher percentage of total compensation should be at risk and share based as one moves upward through management. The compensation of Mr. Rowe, the Chief Executive Officer, is based on these considerations.

Share Ownership Guidelines
--------------------------

     The System has long recognized the importance of consistent alignment of executive interests with those of shareholders. In 1995, the Committee voted that it is expected that executives will own shares or share equivalents to certain minimum levels within five years of being subject to the requirement. For Mr. Rowe, the level is 40,000 shares. In February 1997, the Committee voted that Mr. Houston's level be raised to 25,000 shares. For the other executives listed in the NEES Compensation Summary Table, the level is 15,000 shares. Other executives are expected to hold from 2,000 to 7,000 shares depending on their compensation levels and bonus plans. In 1996, the NEES Board of Directors voted that members of the Board were expected to own 2,500 shares within five years of being subject to that requirement.

     To further reinforce the importance of executive share ownership, the Committee has amended the Incentive Share Plan and the Long-Term Performance Share Award Plan to provide that all shares awarded to System officers are restricted for five years, unless deferred, at the officer's option, until termination of service or ten years.

Compensation Decisions
----------------------

     The NEES Board of Directors votes the compensation of Mr. Rowe, acting upon recommendations of the Compensation Committee, which is described on page
38.  The Committee reports its decisions to the NEES Board of Directors.
After meeting in executive session without Mr. Rowe, and discussing the reports made by the Committee, the NEES Board of Directors has unanimously accepted each of the recommendations described below made in 1996 and to date in 1997. The Compensation Committee votes the compensation of all other System executive officers listed in the Summary Compensation Table, as well as other senior employees. The Board has ratified the compensation decisions for these executive officers. Although System management may be present during Committee discussions of officers' compensation, Committee decisions with respect to the compensation of Mr. Rowe are reached in executive session. No decision on the compensation of any executive officer is made in his or her presence.

     Under Section 162(m) of the Internal Revenue Code, tax deductions are limited for compensation above $1 million. Mr. Rowe's total compensation of $832,700 in cash and $377,068 in shares for 1996 exceeds $1 million; however, the limitation of the Code does not apply to amounts deferred. Given the mandatory deferral of his special and plan share bonuses, the Internal Revenue Code provisions do not currently impact the System. Compensation for each of the other executive officers is well below the $1 million threshold. The Committee has not, therefore, had to address issues related to Section 162(m) and does not expect to in the near future, but will continue to monitor these issues.

Base Salary
-----------

     Base Salary levels are established after consideration of the appropriate market to determine the salary range for a position. Extensive salary survey analyses are compiled annually and presented to the Committee for review. Salary ranges are then defined on the basis of those market surveys. These surveys may include some of the same companies included in incentive compensation plan comparisons or in the corporate performance chart.

     In October 1996, after consideration of multiple surveys prepared by various consulting organizations and industry groups, and taking into account Mr. Rowe's experience, success, and record as a utility CEO, the Committee recommended the base salary for Mr. Rowe be set at $597,600 for 1997. (Mr. Rowe's base salary was last changed effective January 1995.) The Board adopted this recommendation.

     In November 1996, the Committee reviewed the performance of each individual in the compensation group below Mr. Rowe and the relative position of these individuals compared to the market surveys discussed above, and, after the Committee's subjective analysis of the performance of those individuals, the Committee adopted salaries for this group.

Performance Based Incentive Compensation
----------------------------------------

     Performance Based Incentive Compensation (at risk compensation or bonus) is designed to deliver rewards above base salary, if the System and the individual executives perform well.


Annual Target Plans
-------------------

     The incentive components of the annual target compensation plans are based on formulae with difficult threshold targets. Under the formulae, in order for any plan bonuses to be awarded, the System must achieve a return on equity that places the System in the top 50% of the approximately 90 electric utilities listed in the utility group formerly tracked by Duff & Phelps (the National Grouping) or in the top 50% of the New England/New York regional utilities (the Regional Grouping). See the Return on Equity graph, below. The NEES Board of Directors, in response to extraordinary events, may enhance or curtail the actual return on equity used to determine whether the System met the targets. They did not do so for 1996. On February 24, 1997, the Committee voted the bonuses under these plans.

     For the maximum incentive to be awarded, the System must achieve a return on equity in the top 25% of both the National and Regional Groupings and the System's cost per kilowatt-hour must be the lowest or next lowest of a selected group of New England electric utilities. In 1996, if only one of the return on equity targets had been met, Mr. Rowe would have received a formula bonus of 12% of base pay in cash and 7.2% in shares. The maximum would have been 50% of base pay in cash and 30% in shares. Based on the performance described below, his formula bonus (cash and shares) was 49.34% of base pay in cash and 29.58% in shares.

     For purposes of determining the bonus amount for 1996, the System placed in the 72nd and the 88th percentiles in return on shareholder equity of the National and Regional Groupings, respectively. The System placed second in the Regional Grouping with respect to customer cost per kilowatt-hour in 1996.

     No bonus awards would be made under the plans if earnings are not sufficient to cover dividends, even if the return on equity targets had been met.

     Mr. Rowe's bonus under the plan is directly related to achievement of the above described corporate targets. For 1996, the incentive compensation plan bonuses of the other executives were additionally dependent upon the achievement of individual goals.

     The participants in the incentive compensation plans are awarded NEES common shares under the Incentive Share Plan, approved by the shareholders in 1990. No discretion is exercised by the Committee in the awarding of shares generated by the formulae. An individual's award of shares under the Incentive Share Plan is a fixed percentage of her or his cash award for that year from the incentive compensation plan in which she or he participates.
For Mr. Rowe, the percentage is 60%. If no cash award is made, no shares are distributed under the formulae. Further, total plan awards of shares in any calendar year cannot exceed one-half of one percent (0.5%) of the number of outstanding shares at the end of the previous calendar year. (The incentive plan shares awarded, including those restricted or deferred, for 1996 were approximately 0.08% of the number of outstanding shares.) As noted above, the Committee has restricted the share awards of System officers. The Committee voted to approve the bonuses upon which the share awards are based on February 24, 1997.

Special Share Award
-------------------

     The Committee believes that during 1996 certain officers of the System accomplished significant results in leading industry restructuring in New England in a way which protects the System's shareholders at a time when utility investments are exposed to increased risk. In recognition of these efforts, the Committee recommended to the Board a special share award of 6,000 shares for Mr. Rowe. This share award was conditioned on being deferred until Mr. Rowe's termination of service with the System. The other officers listed in the NEES summary table were also awarded shares that were also mandatorily deferred.

Three-Year Target Plan
----------------------

     In order to increase executive focus on multi-year performance, in 1995 the System established the Long-Term Performance Share Award Plan described below. No payout was made in 1996 nor will be made under this plan until the Spring of 1999.

     Under this plan, awards are based upon various measures of System performance over a three-year period. Each award factor or measurement functions independently. The factors change from year to year and include financial and operating performance. The factors may be related to those in the incentive plans. The factors are established by the Committee at the beginning of each cycle. All participants share the same factors and factor weights. Performance is rated on rolling three-year periods, with a new cycle beginning each year. An individual's potential award under the plan is a fixed percentage of her or his base pay on the January 1 of the first year of the plan measurement period. For Mr. Rowe, that percentage was 50%. Percentages for other executives range from 15% to 50%. No dividends accrue on the allocated shares until awarded. At the end of the three-year cycle, the participant receives actual shares based upon the performance against the various factors. For example, for the first cycle, 20% of the shares are dependent upon total shareholder return compared to other regional utilities. See Estimated Future Payouts under Non-Stock Price-Based Plans, below.

Benefits
--------

     The executive benefits are designed both to provide a competitive package and to retain System flexibility in staffing management to meet changing conditions.

Severance
---------

     In November 1996 the Committee reviewed management severance benefits in light of the changes in the utility industry. The Committee determined that, executive officers (including those listed in the Summary Compensation Tables, but excluding Messrs. Rowe and Houston) would receive a benefit equal to one and one-half times annual compensation, for a severance other than one for cause or following a change in control.


     New England Electric System Compensation Committee

      John M. Kucharski
      George M. Sage
      James R. Winoker

                     Corporate Performance
                     ---------------------

Total Return
------------

      The following table shows total shareholder return for NEES (capital appreciation plus reinvested dividends) for the years 1991 through 1996, as compared to the Standard & Poor's 500 Index and the Edison Electric Institute
(EEI) Index of 100 investor-owned electric companies, assuming the investment of $100 on December 31, 1991.

            NEES        S & P 500      EEI Index
            ----        ---------      ---------
 1991      100.00       100.00         100.00
 1992      127.84       137.11         107.50
 1993      137.11       118.46         119.58
 1994      120.25       120.03         105.74
 1995      158.87       165.13         138.55
 1996      149.20       203.05         140.22

Note: The share price performance shown on the table above is not necessarily indicative of future price performance.

Return on Equity
----------------

      The following table shows the return on equity of NEES common shares for the years 1992 through 1996 compared to a national grouping of approximately 90 electric utilities (those utilities listed in the utility group formerly tracked by Duff & Phelps) and a regional grouping of utilities in the New York and New England area. As discussed in the report of the Compensation Committee, return on equity is a key driver of the System's incentive compensation program.

              NEES           National       Regional
                             Grouping       Grouping
              ----           --------       --------
      1992    12.58%         11.32%         11.84%
      1993    12.64%         11.90%         11.41%
      1994    12.73%         11.42%         11.40%
      1995    12.78%         11.72%         10.43%
      1996    12.58%         11.41%         11.13%

Note: The return on equity shown for each grouping is the median at the date of incentive compensation determination. The earnings performance shown on the graph above is not necessarily indicative of future performance.


             NEES Board Structure and Compensation
             -------------------------------------

   NEES has an Executive Committee, an Audit Committee, a Compensation Committee, a Corporate Responsibility Committee, and a Nominating Committee. The committee memberships listed below are as of January 1, 1997.

   The members of the Executive Committee are Mrs. Bok, Mr. Ladd, Mr. Rowe, Mr. Sage, and Ms. Wexler. Mrs. Bok serves as the Chairman of this Committee. During the intervals between meetings of the Board of Directors, the Executive Committee has all the powers of the Board that may be delegated.

   The members of the Audit Committee are Messrs. Bulger, Joskow, Soule, and Winoker. Mr. Joskow serves as the Chairman of this Committee. The Audit Committee reviews with the independent public accountants the scope of their audit and management's financial stewardship for the current and prior years. This Committee also recommends to the NEES Board of Directors and to the boards of the subsidiaries of NEES the independent public accountants to be engaged for the coming year.

   The members of the Compensation Committee are Messrs. Kucharski, Sage, and Winoker. Mr. Sage serves as the Chairman of this Committee. The Compensation Committee is responsible for executive compensation, including the administration of certain of the System's incentive compensation plans.

   The members of the Corporate Responsibility Committee are Mrs. Bok, Mr. McClure, Mr. Rowe, Ms. Wexler, and Mr. Wilson. Mr. Wilson serves as the Chairman of this Committee. The Corporate Responsibility Committee reviews compliance with laws and regulations, offers guidance in considering public policy issues, and helps to assure ethical conduct.

   The members of the Nominating Committee are Mr. Ladd, Mr. Sage, and Ms. Wexler. Mr. Ladd serves as Chairman of this Committee. The Nominating Committee considers and evaluates director candidates, determines criteria and procedures for selecting nonmanagement directors, and conducts periodic reviews of director performance. This Committee also considers written recommendations from shareholders for nominees to the Board.

   The Chairman of the Executive Committee receives an annual retainer of $7,000. Other members of the Executive Committee, except Mr. Rowe, receive an annual retainer of $5,000. The Chairmen of the Audit, Compensation, and Corporate Responsibility Committees each receive an annual retainer of $6,000. Other members of these Committees, except Mr. Rowe, receive annual retainers of $4,000. The Chairman of the Nominating Committee receives an annual retainer of $2,000. There is no retainer for the other members of the Nominating Committee. All directors participating in a Committee meeting, except Mr. Rowe, receive a meeting fee of $850 plus expenses.

   Members of the Board of Directors, except Mr. Rowe, receive annually a retainer of $14,000 and 300 NEES common shares, and receive a meeting fee of $850 plus expenses for each meeting attended.

   NEES permits directors to defer all or a portion of any cash retainers, meeting fees, and retainer shares under a deferred compensation plan. A director may elect to defer to a Company Share Account or a Prime Rate Account. While deferred, the shares do not have voting rights or other rights associated with ownership. At the time of electing to defer compensation, the director also elects whether to receive payment after ten years or upon retirement, and, if upon retirement, whether in ten payments or a lump sum. A special account is maintained on NEES' books showing the amounts deferred and the interest accrued thereon. This plan also provides certain death and disability benefits. Group life insurance of $80,000 is provided to each member of the Board of Directors. Director contributions to qualified charities are matched by NEES under a matching gift program, which has a maximum limit of $3,500.

   Pursuant to a director retirement plan, nonemployee directors who have served on the Board of NEES for 5 years or more will receive a retirement benefit upon the later of the director's retirement from the Board or age 60. The benefit level is 100% of the annual retainer for directors who served on the Board for 10 or more years and 75% of the annual retainer for directors who served between 5 and 10 years. There are no death benefits under the plan.

   The Board of Directors held 10 meetings in 1996. The Executive, Audit, Compensation, Corporate Responsibility, and Nominating Committees held 2, 3, 3, 3, and 2 meetings, respectively, in 1996.

Mass. Electric, Narragansett, and NEP Directors' Compensation
-------------------------------------------------------------

   Members of the Mass. Electric and Narragansett Boards of Directors, except employees of NEES System companies, i.e., Messrs. McCabe, L. J. Reilly, Rowe, and Sergel, receive a quarterly retainer of $1,500, a meeting fee of $600 plus expenses, and 50 NEES common shares each year. Since all members of the NEP Board are employees of NEES System companies, no fees are paid for service on the Board except as previously noted for Mrs. Bok.

   Mass. Electric and Narragansett permit directors to defer all or a portion of any cash retainers, meeting fees, and retainer shares under a deferred compensation plan. A director may elect to defer to a NEES Share Account or a Prime Rate Account. While deferred, the shares do not have voting rights or other rights associated with ownership. At the time of electing to defer compensation, the director also elects whether to receive payment after ten years or upon retirement, and, if upon retirement, whether in ten payments or a lump sum. Special accounts are maintained on Mass. Electric's and Narragansett's books showing the amounts deferred and the interest or dividends accrued thereon. Director contributions to qualified charities are matched by the System under a matching gift program, which has a maximum limit of $3,500.

Item 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

   (1) None. Payments are made to certain employees and other persons, who may act in the capacities enumerated in Item 7 for services rendered or materials purchased, but such payments are not contributions.

  (2)  Year Ended December 31, 1996.

                                       Accounts Charged,
                                       if any, per Books
                            Purpose    of Disbursing
Name of Recipient or Beneficiary         (A)             Company             Amount
-------------------------------        -------           -----------------   ------
  Name of Company
  ---------------

  Mass. Electric
  --------------
Nashua River Watershed Council             930.20                $    250.00
Connecticut River Watershed Council        930.20                $    200.00
Massachusetts Electric & Gas Association   426.40                $ 90,383.00
Joyce & Joyce (B)                          426.40                $ 80,000.00
Edison Electric Institute                  426.40                $ 77,468.00
The Lowell Plan                            426.10                $  8,900.00
Massachusetts Taxpayers Foundation         426.10                $  8,682.00
Business for Social Responsibility         426.10                $  5,500.00
The Urban Institute                        426.10                $  5,000.00
The Alliance to Save Energy                426.10                $  4,400.00
National Conference of Christians & Jews   426.10                $  3,750.00
Pioneer Institute for Public Policy        426.10                $  2,500.00
Merrimack River Watershed Council          426.10                $  1,750.00
Council of State Governors                 426.10                $  1,500.00
The Northeast Corridor Initiative Inc.     426.10                $  1,000.00
Financial Accounting Foundation            426.10                $    790.00
EDP Economic Development                   426.10                $    500.00
Merrimack Valley Branch NAACP              426.10                $     50.00

   NEP
   ---
Gallagher Callahan and Gartrell (B)       426.40                 $225,815.00
Alliance for Competitive Energy (B)       426.40                 $ 92,482.00
Sullivan & Leshane, Inc. (B)              426.40                 $ 77,223.00

   NEP (Cont.)
   -----------
Edison Electric Institute                 426.40                 $ 33,804.00
Swidler & Berlin Chartered (B)            426.40                 $ 18,261.00
Halloran & Sage (B)                       426.40                 $  3,462.00
Save the Bay                              426.10                 $ 29,011.00
American Enterprise Institute             426.10                 $ 20,000.00
Taunton River Watershed Alliance, Inc.    426.10                 $ 10,000.00
Mass Taxpayers Foundation                 426.10                 $  8,682.00
The Nature Conservancy                    426.10                 $  6,000.00
The Alliance to Save Energy               426.10                 $  5,125.00
Resources for the Future                  426.10                 $  5,000.00
Audubon Society of NH                     426.10                 $  3,825.00
Business for Social Responsibility        426.10                 $  2,500.00
C.R.W.C. - River Fest                     426.10                 $  2,500.00
The Northeast Corridor Initiative Inc.    426.10                 $  2,000.00
Vermont Archeological Society             426.10                 $  2,000.00
Business & Industry Association of NH     426.10                 $  1,875.00
Council on Economic Priorities            426.10                 $  1,000.00
Society for the Protection of NH Forest   426.10                 $    530.00
Deerfield River Watershed Association     426.10                 $    500.00
Nashua River Watershed Association        426.10                 $    500.00
Salem Conservation Commission             426.10                 $    500.00
Dunbarton Conservation Commission         426.10                 $    250.00
Windham Regional Commission               426.10                 $    250.00
The Alhambra Organization Lugo #13        426.10                 $    200.00
Mass. Forestry Association                426.10                 $    150.00
NH Timberland Owners Association          426.10                 $    100.00
National Resources Defense Council Inc.   426.10                 $     55.00
Southern Povert Law Center                426.10                 $     25.00
Union of Concerned Scientists             426.10                 $     25.00

   Narragansett
   ------------
John G. Coffey, Esq. (B)                  426.40                 $ 40,000.00
McGovern, Noel & Benik, Inc. (B)          426.40                 $ 30,000.00
M&P Strategic Communications (B)          426.40                 $ 28,056.00
McMahon-Preston Communications (B)        426.40                 $ 27,338.00
Edison Electric Institute                 426.40                 $ 26,762.00
Winsor Association Co. (B)                426.40                 $ 26,000.00
R.I. Public Expenditure Council           426.10                 $ 10,893.00
Providence Foundation                     426.10                 $  7,000.00
Rhode Island Urban Project                426.10                 $  7,000.00
National Conference of Christians & Jews  426.10                 $  3,000.00
Urban Institute                           426.10                 $  2,500.00
The Alliance to Save Energy               426.10                 $  2,000.00
Urban League of Rhode Island              426.10                 $  1,750.00
Keep Providence Beautiful                 426.10                 $  1,500.00
Northeast Corridor Initiative             426.10                 $  1,440.00
Nature Conservancy                        426.10                 $  1,000.00
Save the Bay                              426.10                 $    525.00
Council of State Governments              426.10                 $    500.00
Financial Accounting Foundations          426.10                 $    360.00
Rhode Island Coalition for Affirmative Action                  426.10           $    150.00
U.S. Lighthouse Society                   426.10                 $     70.00
Ocean Adoption Research Exchange          426.10                 $     25.00

   Granite State
   -------------
Gallagher Callahan and Gartrell (B)       426.40                 $ 25,513.00
Edison Electric Institute                 426.40                 $  2,817.00
Business and Industry Association of NH   426.10                 $    625.00
Urban Institute                           426.10                 $    500.00
Business for Social Responsibility        426.10                 $    250.00
National Awareness Foundation             426.10                 $    250.00
The Alliance to Save Energy               426.10                 $    160.00
Financial Accounting Foundation           426.10                 $     30.00

   NEES
   ----
Massachusetts Business Roundtable         426.40                 $    700.00

   Nantucket Electric Company
   --------------------------

Nantucket Green Fund                      426.1                  $  1,000.00

--------------------
(A) All such payments, unless otherwise noted, were subscriptions, dues, and/or contributions.
(B)   Payments for legislative services.

Item 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

    Part I.

                              Serving Receiving Compensation
Transaction                   Company Company      (1996)
-----------                   ------- --------- ------------
Fuel Purchase Contract (1)    NEEI       NEP    $64,549,407

Phase I Terminal Facility
 Support Agreement (2)        NEET       NEP    $ 1,828,362

Phase II Massachusetts Transmission   NEHTEC       NEP    $ 7,579,978
 Facilities Support Agreement (3)

Phase II New Hampshire Transmission   NEHTC        NEP    $ 6,247,683
 Facilities Support Agreement (4)

--------------------
(1) Contract dated 7/26/79 as amended was in effect at 12/31/96.
(2) Agreement dated 12/1/81 as amended was in effect at 12/31/96.
(3) Agreement dated 6/1/85 as amended was in effect at 12/31/96.
(4) Agreement dated 6/1/85 as amended was in effect at 12/31/96.


   Part II.

  See Item 6, Part III.

    Part III.

  None.

Item 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

  None.


Item 10. FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements
--------------------

  NEES Consolidating Financial Statements (Supplement A-1) and Financial Statements and Supporting Schedules of NEES and NEES subsidiaries consolidated contained in the NEES 1996 Form 10-K (Supplement A-2).

Exhibits
--------

  Unless otherwise indicated, the exhibits listed below are incorporated by reference to the appropriate exhibit numbers and the commission file numbers indicated in parenthesis.


A.    Annual Reports:

   1. a. Connecticut Yankee Atomic Power Company 1996 Annual Report to Shareholders (Exhibit A.2.1 to Northeast Utilities' Form U-5-S, File No. 30-246).

      b. Connecticut Yankee Atomic Power Company 1996 FERC Form 1 (Exhibit
         A.2.2 to Northeast Utilities' Form U-5-S, File No. 30-246).

   2. a. Maine Yankee Atomic Power Company 1996 Annual Report (filed herewith).

      b. Maine Yankee Atomic Power Company 1996 FERC Form 1 (filed herewith).

   3. Massachusetts Electric Company, Form 10-K for the year ended December 31, 1996 (File No. 0-5464).

   4. The Narragansett Electric Company, Form 10-K for the year ended December 31, 1996 (File No. 0-898).

   5. New England Electric System, Form 10-K for the year ended
      December 31, 1996 (File No. 1-3446).

   6. New England Power Company, Form 10-K for the year ended December 31, 1996 (File No. 0-1229).

   7. a. Vermont Yankee Nuclear Power Corporation 1996 Annual Report to Stockholders (filed herewith).

      b. Vermont Yankee Nuclear Power Corporation 1996 FERC Form 1 (filed herewith).

   8. a. Yankee Atomic Electric Company 1996 Annual Report to Stockholders (filed herewith).

      b. Yankee Atomic Electric Company 1996 FERC Form 1 (filed herewith).

   9. New England Electric Transmission Corporation 1996 Annual Report (filed herewith).

B.    Corporate Documents:

   1. AllEnergy Marketing Company, L.L.C.:

      a. Limited Liability Company Agreement (Exhibit B-1 to Amendment No. 1 to Form U-1, File No. 70-8921).

   2. Granite State Electric Company:

      a.  Articles of Organization (Exhibit B.1.a to NEES 1983 Form U-5-S).
      b.  By-laws (Exhibit B.1.b to NEES 1983 Form U-5-S).

   3. Granite State Energy, Inc.:

      a. Certificate of Incorporation (Exhibit No. 3(i) to Certificate of Notification, File No. 70-8803).
      b. By-laws (Exhibit No. 3(ii) to Certificate of Notification, File No. 70-8803).

   4. Massachusetts Electric Company:

      a.  Articles of Organization (Exhibit B.2.a to NEES 1983 Form U-5-
          S); Articles of Amendment dated March 5, 1993, August 11, 1993, September 20, 1993, and November 1, 1993 (Exhibit 3(a) to 1993 Form 10-K, File No. 0-5464).
      b.  By-laws (Filed herewith).

   5. Nantucket Electric Company:

      a. Articles of Organization (Exhibit A-6 filed under cover of Form SE, File No. 70-8675).
      b.  By-laws (Exhibit A-7 filed under cover of Form SE, File No. 70-
          8675).

   6. The Narragansett Electric Company:

      a. Charter (Exhibit B.3.a to NEES 1983 Form U-5-S); Amendment to Charter dated June 9, 1988 (Exhibit B.3.a to NEES 1988
          Form U-5-S).
      b.  By-laws (Exhibit 3 to 1980 Form 10-K, File No. 0-898).
      c. Stockholders Votes re Preference Provisions as amended dated March 23, 1993 (Exhibit 4(c) to NEES 1993 Form 10-K, File No. 1-3446).

   7. Narragansett Energy Resources Company:

      a.  Articles of Incorporation (Exhibit B.4.a to NEES 1987 Form
          U-5-S).
      b.  By-laws (Exhibit B.4.b to NEES 1995 Form U-5-S).

   8. NEERI International:

      a.  Articles of Association (filed herewith).
      b.  Memorandum of Association (filed herewith).

   9. NEES Communications, Inc.:

      a.  Articles of Organization (filed herewith).
      b.  By-laws (filed herewith).

  10. NEES Energy, Inc.:

      a. Certificate of Incorporation (Exhibit 3(i) to Certificate of Notification, File No. 70-8803).
      b.  By-laws (Exhibit 3(ii) to Certificate of Notification, File No.
          70-8803).

  11. New England Electric Resources, Inc.:

      a.  Articles of Organization (Exhibit B.5.a to NEES 1993 Form U-5-
          S).
      b.  By-Laws (Exhibit B.5.b to NEES 1993 Form U-5-S).

  12. New England Electric System:

      a. Agreement and Declaration of Trust (Exhibit 3 to NEES 1994 Form 10-K, File No. 1-3446).

  13. New England Electric Transmission Corporation:

      a. Restated Articles of Incorporation (Exhibit B.6.a to NEES 1983 Form U-5-S).
      b.  By-laws (Exhibit B.6.b to NEES 1983 Form U-5-S).

  14. New England Energy Incorporated:

      a.  Articles of Organization (Exhibit B.7.a to NEES 1983 Form U-5-
          S); Articles of Amendment dated April 8, 1988 (Exhibit B.8.a to NEES 1988 Form U-5-S).
      b.  By-laws (Exhibit B.8.b to NEES 1995 Form U-5-S).

  15. New England Hydro Finance Company, Inc.

      a.  Articles of Organization (Exhibit B.9.a to NEES 1988 Form
          U-5-S).
      b.  By-laws (Exhibit B.9.b to NEES 1995 Form U-5-S).

  16. New England Hydro-Transmission Corporation

      a. Articles of Incorporation (Exhibit B.8.a to NEES 1986 Form U-5-S); Articles of Amendment dated January 18, 1989 (Exhibit B.10.a to NEES 1988 Form U-5-S).
      b.  By-laws (Exhibit B.10.b to NEES 1988 Form U-5-S).

  17. New England Hydro-Transmission Electric Company

      a. Restated Articles of Organization dated January 13, 1989 (Exhibit B.11.a to NEES 1988 Form U-5-S).
      b.  By-laws (Exhibit B.11.b to NEES 1988 Form U-5-S).

  18. New England Power Company:

      a.  Articles of Organization (Exhibit B.8.a to NEES 1983 Form U-5-
          S); Articles of Amendment dated June 25, 1987 (Exhibit B.12.a to NEES 1988 Form U-5-S).
      b.  By-laws (Exhibit 3(b) to 1995 Form 10-K, File No. 0-1229).

  19. New England Power Service Company:

      a.  Articles of Organization (Exhibit B.9.a to NEES 1983 Form U-5-
          S).
      b.  By-laws (Exhibit B.13.b to NEES 1988 Form 10-K,
          File No. 0-1229).

C.    Funded Debt:

   1. Granite State Electric Company:

          Note Agreement with John Hancock dated March 15, 1985 (Exhibit A to Granite Certificate of Notification, File No. 70-6998).

          Note Agreement with Teachers Insurance dated as of February 1, 1987 (Exhibit A to Granite Certificate of Notification, File No. 70-7288).

          Note Agreement with Aid Association for Lutherans dated as of October 1, 1991 (Exhibit C-1 to NEES 1991 Form U-5-S).

          Note Agreement with First Colony Life Insurance Company dated as of November 1, 1993 (Exhibit C-1 to NEES 1993 Form U-5-S).

          Note Agreement with First Colony Life Insurance Company dated as of July 1, 1995 (Exhibit A to Granite Certificate of
          Notification, File No. 70-8625).

   2. Massachusetts Electric Company:

          First Mortgage Indenture and Deed of Trust, dated as of July 1, 1949, and twenty-one supplements thereto (Exhibit 7-A, File
          No. 1-8019; Exhibit 7-B, File No. 2-8836; Exhibit 4-C, File No. 2-9593; Exhibit 4 to 1980 Form 10-K, File No. 2-8019; Exhibit 4 to 1982 Form 10-K, File No. 0-5464; Exhibit 4 to 1986 Form 10-K, File No. 0-5464; Exhibit 4(a) to 1988 Form 10-K, File No.

          1-3446; Exhibit 4(a) to 1989 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1992 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1993
          Form 10-K, File No. 1-3446; Exhibit 4(a) to 1995 NEES Form 10-K, File No. 1-3446).

   3. The Narragansett Electric Company:

          First Mortgage Indenture and Deed of Trust, dated as of September 1, 1944, and twenty-two supplements thereto (Exhibit 7-1, File No. 2-7042; Exhibit 7-B, File No. 2-7490; Exhibit 4-C, File No. 2-9423; Exhibit 4-D, File No. 2-10056; Exhibit 4 to 1980 Form 10-K, File No. 0-898; Exhibit 4 to 1982 Form 10-K, File No. 0-898; Exhibit 4 to 1983 Form 10-K, File No. 0-898;
          Exhibit 4 to 1985 Form 10-K, File No. 0-898; Exhibit 4 to 1986 Form 10-K, File No. 0-898; Exhibit 4 to 1987 Form 10-K, File No. 0-898; Exhibit C-3 to NEES 1991 Form U-5-S; Exhibit 4(b) to 1992 Form 10-K, File No. 1-3446; Exhibit 4(b) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(b) to 1995 NEES Form 10-K, File No. 1-
          3446).

   4. New England Electric Transmission Corporation:

          Note Agreement with PruCapital Management, Inc. et al. dated as of September 1, 1986; Mortgage, Deed of Trust and Security Agreement dated as of September 1, 1986 (Exhibit 10(g) to 1986 Form 10-K, File No. 1-3446).

   5. New England Energy Incorporated:

          Credit Agreement dated as of April 13, 1995 (Exhibit 10(e)(v) to 1995 NEES Form 10-K, File No. 1-3446).

   6. New England Power Company:

      a. General and Refunding Mortgage Indenture and Deed of Trust dated as of January 1, 1977 and twenty supplements thereto
          (Exhibit 4(b) to 1980 Form 10-K, File No. 0-1229; Exhibit 4(b) to 1982 Form 10-K, File No. 0-1229; Exhibit 4(b) to 1983
          Form 10-K, File No. 0-1229; Exhibit 4(b) to 1985 Form 10-K, File No. 0-1229; Exhibit 4(b) to 1986 Form 10-K, File No. 0-1229;
          Exhibit 4(b) to 1988 Form 10-K, File No. 0-1229; Exhibit 4(c)(ii) to 1989 Form 10-K, File No. 1-3446; Exhibit 4(c)(ii) to 1990 Form 10-K, File No. 1-3446; Exhibit C.6.b to NEES 1991 Form U-5-S; Exhibit 4(c)(ii) to NEES 1992 Form 10-K, File No. 1-3446; Exhibit 4(d) to NEES 1993 Form 10-K, File No. 1-3446;
          Exhibit 4(d) to 1995 NEES Form 10-K, File No. 1-3446).

      b. Loan Agreement with Massachusetts Industrial Finance Agency dated as of March 15, 1980 and two supplements thereto
          (Exhibit C.8.c to NEES 1983 Form U-5-S); Supplements dated as of October 1, 1992 and September 1, 1993 (Exhibit C-6b to NEES 1993 Form U-5-S).

      c. Loan Agreement with Business Finance Authority of the State of New Hampshire (formerly the Industrial Development Authority of the State of New Hampshire) dated as of November 15, 1983 (Exhibit C.8.d to NEES 1983 Form U-5-S); First Supplement dated as of April 1, 1986 (Exhibit C.7.d to NEES 1986 Form U-5-S); Second Supplement dated as of August 1, 1988 (Exhibit C.7.d to NEES 1988 Form U-5-S); Third Supplement dated as of February 1, 1989; Fourth Supplement dated as of November 1, 1990 (Exhibit C.6.d to NEES 1990 Form U-5-S); Fifth Supplement dated as of June 15, 1991 (Exhibit C.6.d to NEES 1991 Form U-5-S); Sixth Supplement dated as of January 1, 1993 (Exhibit C.6.d to NEES 1992 Form U-5-S); Seventh Supplement dated as of October 1, 1993 and Eighth Supplement dated as of December 1, 1993 (Exhibit C.6.c to NEES 1993 Form U-5-S); Ninth Supplement dated as of February 1, 1995 (Exhibit 6.c to NEES 1995 Form U-5-S), Tenth Supplement dated as of January 15, 1996, Eleventh Supplement dated as of January 15, 1996, and Twelfth Supplement dated as of December 1, 1996 (filed herewith).

      d. Loan Agreement with the Connecticut Development Authority dated as of October 15, 1985 (Exhibit C-8(h) to NEES 1985 Form U-5-S).

   7. Narragansett Energy Resources Company:

          Note Agreements with Connecticut General Life Insurance Company, CIGNA Property and Casualty Insurance Company, Insurance Company of North America, and Life Insurance Company of North America, dated November 30, 1995 (Exhibit A to NERC Certificate of Notification, File No. 70-8671).

D. New England Electric System and Subsidiary Companies, Federal and State Income Tax Allocation Agreement (Filed herewith).

E.     1. Schedule showing Money Pool investments for 1995 (filed herewith).
   2. NEERI annual report on Modified Form U-13-60 (filed herewith).
   3. Ocean State Power Financial Statements as of December 31, 1995 (filed herewith).
   4. Ocean State Power II Financial Statements as of December 31, 1995 (filed herewith).
   5. OSP Finance Company Financial Statements as of December 31, 1995 (filed herewith).
   6. Financial Statements of the New England Electric System Companies Incentive Thrift Plan (Thrift Plan) (filed herewith).
   7. Financial Statements of the New England Electric System Companies Incentive Thrift Plan II (Thrift Plan II) (filed herewith).
   8. Financial Statements of the Yankee Atomic Electric Company Thrift
      Plan (filed herewith).

F.    Schedules (filed herewith).

G.    Financial Data Schedules (filed herewith).

H.    None.

I.    None.

  The name "New England Electric System" means the Trustee or Trustees for the time being (as trustee or trustees but not personally) under an Agreement and Declaration of Trust dated January 2, 1926, as amended, which is hereby referred to and a copy of which, as amended, has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.


                            SIGNATURE

  New England Electric System, a registered holding company, has duly caused this Annual Report, Form U-5-S, for the year ended December 31, 1996, Commission's File No. 30-33 to be signed on its behalf, by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                               NEW ENGLAND ELECTRIC SYSTEM


                                  s/Michael E. Jesanis

                               By:
                                  Michael E. Jesanis, Treasurer



Date: May 1, 1997